BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

RBC Capital Markets, LLC

Brookfield Place

200 Vesey Street, 8th Floor

New York, New York 10281

June 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Tamboran Resources Corporation

Registration Statement on Form S-1, as amended (File No. 333-279119)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Tamboran Resources Corporation (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it becomes effective as of 2:00 p.m. Eastern time on June 26, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BofA Securities, Inc.
Citigroup Global Markets Inc.
RBC Capital Markets, LLC

As representatives of the several
Underwriters listed in Schedule A of the
Underwriting Agreement

By:	BofA Securities, Inc.

By:	/s/ Ray Craig
Name: Ray Craig
Title: Managing Director

By:	Citigroup Global Markets Inc.

By:	/s/ Christopher B. Miller
Name: Christopher B. Miller
Title: Managing Director

By:	RBC Capital Markets, LLC

By:	/s/ Young Kim
Name: Young Kim
Title: Managing Director